AZURRX BIOPHARMA, INC.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 217
Brooklyn, New York 11226

August 11, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  AzurRx BioPharma, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-212511

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on August 9, 2016, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement to August 11, 2016, at 5:00 p.m., or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby withdraw such request for acceleration of the effective date.

Very truly yours,
AZURRX BIOPHARMA, INC.
By: s/ Johan M. (Thijs) Spoor Name: Johan M. (Thijs) Spoor Title: President and Chief Executive Officer